Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as January 10, 2024, by and among CGI Magyar Holdings LLC, The Stevns Trust and Path Spirit Limited (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Shares representing beneficial interests in Compass Diversified holdings. Each Party hereto agrees that the Schedule 13D, dated January 10, 2024, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: January 10, 2024	CGI MAGYAR HOLDINGS LLC

/s/ Cora Lee Starzomski, Director

Date: January 10, 2024	THE STEVNS TRUST

/s/ Linda Longworth, Director

Date: January 10, 2024	PATH SPIRIT LIMITED

/s/ Poul Karlshoej, Director